                             COMPENSATION AGREEMENT

                  Agreement made as of the ______ day of ____________, 199___ by and between Uproar Ltd., a Bermuda corporation (the "Corporation"), and _____________________ ("Optionee").

                               W I T N E S S E T H

                  WHEREAS, in consideration for services performed by Optionee, the Corporation granted Optionee a share option on ____________, 199__ to purchase _________ option shares ("Shares") upon the terms and conditions set forth in the documentation evidencing such Shares.

                  NOW, THEREFORE, in consideration of the above premises, the parties hereto agree as follows:

                  1. The Corporation and Optionee acknowledge and agree that the Shares are granted solely as compensation for services rendered the Corporation by Optionee and not for any capital-raising purposes or in connection with any capital-raising activities.

                  2. The Shares shall not be transferable or assignable except in connection with Optionee's death.

                  3. This agreement is intended solely to memorialize the agreement and understanding which exists between Optionee and the Corporation concerning the Shares. Nothing herein or in the documentation evidencing the Shares is intended to provide Optionee with the right to remain in the Corporation's service for any specific period, and Optionee's services may be terminated at any time by the Corporation, for any reason, with or without cause.

                  IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.



                                   UPROAR LTD.

                                   By:
                                      ------------------------------------------
                                               Authorized Officer


                                   OPTIONEE

                                   ---------------------------------------------